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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*


                             CompuCredit Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   204 78N 100
                              ---------------------
                                 (CUSIP Number)


                                December 31, 2000
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

         / / Rule 13d-1(b)
         / / Rule 13d-1(c)
         /X/ Rule 13d-1(d)



----------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that



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section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.       204 78N 100
                -----------


--------------------------------------------------------------------------------

(1)      Names of reporting persons
         I.R.S. Identification No. of above persons (entities only)

                               Frank J. Hanna, III
                               --------------------


(2)      Check the appropriate box if a member of a group*              (a)  / /
                                                                        (b)  / /
--------------------------------------------------------------------------------

(3)      SEC use only

--------------------------------------------------------------------------------

(4)      Citizenship or place of organization       United States of America
                                                    ------------------------

--------------------------------------------------------------------------------

                  (5)      Sole Voting Power         13,273,240
                                            ----------------------
Number of         --------------------------------------------------------------
Shares
Beneficially      (6)      Shared Voting Power        323,285
Owned by                                      -------------------------
Each              --------------------------------------------------------------
eporting         (7)      Sole Dispositive Power    13,273,240
Person                                           -----------------------
With              --------------------------------------------------------------
                  (8)      Shared Dispositive Power   323,285
                                                  ---------------------
                  -------------------------------------------------------------

(9)      Aggregate amount beneficially owned by each reporting person 13,596,525
                                                                     -----------
--------------------------------------------------------------------------------

(10) Check box if the aggregate amount in row (9) excludes certain shares / /

--------------------------------------------------------------------------------

(11)     Percent of class represented by amount in row (9)          29.2
                                                         -----------------------

--------------------------------------------------------------------------------

(12)     Type of reporting person                                   IN
                                    --------------------------------------------

--------------------------------------------------------------------------------


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ITEM 1.
          (a)    NAME OF ISSUER

                 CompuCredit Corporation

          (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                 One Ravinia Drive, Suite 500
                 Atlanta, Georgia 30346

ITEM 2.
          (a)    NAME OF PERSON FILING

                 The name of the person filing this statement
                 Frank J. Hanna, III.

          (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE c/o CompuCredit Corporation
                 One Ravinia Drive, Suite 500
                 Atlanta, Georgia 30346

          (c)    CITIZENSHIP

                 Frank J. Hanna, III is a citizen of the United States of America.

          (d)    TITLE OF CLASS OF SECURITIES

                 Common Stock, no par value per share

          (e)    CUSIP NUMBER

                 204 78N 100

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

ITEM 4.  OWNERSHIP

         (a) Amount beneficially owned as of December 31, 2000: 13,596,525 shares

                 Frank J. Hanna, III directly owns 6,104,283 shares of Common Stock

                 Each of Frank J. Hanna, III and David G. Hanna owns 50% of the capital stock of CompuCredit Management Corporation and, as such, possess shared dispositive


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                 power over the 323,285 shares held by CompuCredit Management
                 Corporation. Accordingly, each of Frank J. Hanna, III and David
                 G. Hanna is deemed to beneficially own these 323,285 shares.

                 Frank J. Hanna, III is the sole trustee of Bravo Trust One, whose beneficiaries are Frank J. Hanna, III and members of his immediate family. Frank J. Hanna, III is deemed to beneficially own the 7,168,957 shares held by Bravo Trust One.

         (b)     Percent of Class: 29.2

                 The above percentage is based upon the 46,514,639 shares of common stock outstanding as of December 31, 2000.

         (c)     Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote: 13,273,240 shares

                 As sole trustee of Bravo Trust One, Frank J. Hanna, III possesses the sole power to vote 7,168,957 shares held by Bravo Trust One. When these 7,168,957 shares held by Bravo Trust One are added to the 6,104,283 shares held directly by Frank J. Hanna, III, Mr. Hanna possesses the sole power to vote 13,273,240 shares.

                 (ii) shared power to vote or to direct the vote: 323,285 shares

                 Frank J. Hanna, III owns 50% of the capital stock of CompuCredit Management Corporation, which holds 323,285 shares. Accordingly, Frank J. Hanna, III is deemed to share the power to vote the 323,285 shares held by CompuCredit Management Corporation.

                 (iii) sole power to dispose or to direct the disposition of:
                 13,273,240 shares

                 As sole trustee of Bravo Trust One, Frank J. Hanna, III possesses the sole power to vote 7,168,957 shares held by Bravo Trust One. When these 7,168,957 shares held by Bravo Trust One are added to the 6,104,283 shares held directly by Frank J. Hanna, III, Mr. Hanna possesses the sole power to dispose of 13,273,240 shares.

                 (iv)  shared power to dispose or to direct the disposition of:
                 323,285 shares.

                 Frank J. Hanna, III owns 50% of the capital stock of CompuCredit Management Corporation, which holds 323,285 shares. Accordingly, Frank J. Hanna, III is deemed to share the power to dispose of the 323,285 shares held by CompuCredit Management Corporation.


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ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not Applicable

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                 Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY

                 Not Applicable

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 Not Applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

                 Not Applicable

ITEM 10.         CERTIFICATIONS

                 Not Applicable


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 2001





                             /s/ Frank J. Hanna, III
                             --------------------------------------------------
                             Frank J. Hanna, III